Exhibit 99.2

/02/ SECTION SANDSTORM GOLD LTD. CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

28 CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION Expressed in U.S. dollars ($000s) /unaudited ASSETS Note September 30, 2012 December 31, 2011 Current Cash $ 104,113 $ 13,073 Promissory note 5 15,000 - Loan receivable 4,000 - Trade receivables and other 199 50 $ 123,312 $ 13,123 Non-current Mineral interests and royalties 5(c) 200,454 128,982 Investments 6 5,471 8,362 Deferred financing costs 7 687 - Deferred income tax assets 1,592 1,343 Other 920 982 Total assets $ 332,436 $ 152,792 LIABILITIES Current Trade and other payables $ 944 $ 834 Mineral interest payable 5 4,000 - $ 4,944 $ 834 EQUITY Share capital 8 $ 280,579 $ 125,466 Reserves 8 26,669 20,435 Retained earnings 20,302 5,742 Accumulated other comprehensive (loss) income (58) 315 $ 327,492 $ 151,958 Total liabilities and equity $ 332,436 $ 152,792 Contractual obligations (Note 12) “Nolan Watson”, Director ON BEHALF OF THE BOARD: “David DeWitt”, Director - The accompanying notes are an integral part of these condensed consolidated interim financial statements - FINANCIAL POSITION

29 - The accompanying notes are an integral part of these condensed consolidated interim financial statements - CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME Expressed in U.S. dollars ($000s) /unaudited Note 3 Months Ended Sep. 30, 2012 3 Months Ended Sep. 30, 2011 9 Months Ended Sep. 30, 2012 9 Months Ended Sep. 30, 2011 Sales $ 15,102 $ 9,592 $ 43,520 $ 18,842 Cost of sales, excluding depletion 3,701 2,382 8,956 5,089 Depletion 3,608 1,884 11,593 3,669 Total cost of sales $ 7,309 $ 4,266 $ 20,549 $ 8,758 Gross profit $ 7,793 $ 5,326 $ 22,971 $ 10,084 Expenses and other (income) Administration expenses 10 1,349 750 3,896 2,636 Project evaluation 131 39 581 71 Foreign exchange loss 1,437 96 1,545 108 Other (income) expenses (32) - 381 - Income from deferral of production guarantee - (327) - (1,102) Income from operations $ 4,908 $ 4,768 $ 16,568 $ 8,371 Income tax expense 9 47 377 2,008 763 Net income for the period $ 4,861 $ 4,391 $ 14,560 $ 7,608 Other comprehensive income (loss) (Loss) gain on investments, net of tax 6 (157) 32 (373) 32 Total comprehensive income for the period $ 4,704 $ 4,423 $ 14,187 $ 7,640 Basic earnings per share $ 0.06 $ 0.07 $ 0.20 $ 0.12 Diluted earnings per share $ 0.05 $ 0.06 $ 0.17 $ 0.10 Weighted average number of common shares outstanding Basic 8 (f) 74,795,092 65,635,917 71,579,331 64,400,670 Diluted 8 (f) 89,490,161 79,642,781 85,465,666 75,780,632 COMPREHENSIVE INCOME

CASH FLOWS

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

Expressed in U.S. dollars ($000s) / unaudited

Cash flow from (used in):	Note	3 Months Ended Sep. 30, 2012	3 Months Ended Sep. 30, 2011	9 Months Ended Sep. 30, 2012	9 Months Ended Sep. 30, 2011
Operating activities					
Net income for the period		$ 4,861	$ 4,391	$ 14,560	$ 7,608
Items not affecting cash:					
» Depletion and depreciation		3,719	1,910	11,878	3,694
» Deferred income tax expense	9	47	377	2,008	763
» Share-based payment	8	395	235	1,325	1,255
» Loss (gain) on fair value adjustment of investments	6	(172)	29	(44)	29
» Foreign exchange loss (gain)		1,430	93	1,518	81
Changes in non-cash working capital	11	318	1,523	(121)	(612)
		$ 10,598	$ 8,558	$ 31,124	$ 12,818
Investing activities					
Acquisition of mineral interests and royalties	5	(60,088)	(6,006)	(78,940)	(33,942)
Acquisition of investments	6	(4,784)	(2,901)	(7,008)	(3,158)
Disposal of investments	6	2,706	-	9,392	
Loan issuance		-	-	(4,000)	-
Promissory note receivable		(15,000)	-	(15,000)	-
Acquisition of other assets		(59)	-	(65)	-
		$ (77,225)	$ (8,907)	$ (95,621)	$ (37,100)
Financing activities					
Proceeds on equity financing and exercise of warrants, options, and compensation warrants	8(a)	155,196	5,234	166,059	6,549
Share issue costs		(8,114)	-	(8,114)	28
Deferred financing costs	7	-	-	(893)	-
		$ 147,082	$ 5,234	$ 157,052	$ 6,577
Effect of exchange rate changes on cash		$ (1,428)	$ (95)	$ (1,515)	$ (88)
Net increase (decrease) in cash		79,027	4,790	91,040	(17,793)
Cash – beginning of the period		25,086	5,950	13,073	28,533
Cash – end of the period		**$ 104,113**	**$ 10,740**	**$ 104,113**	**$ 10,740**

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

30

CHANGES IN EQUITY

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

Expressed in U.S. dollars ($000s) / unaudited

		Share Capital		Reserves					
	Note	Number	Amount	Share Options	Share Purchase Warrants	Compen-sation Warrants	Retained Earnings (Deficit)	Accumulated Other Compre-hensive Income (Loss)	Total
At January 1, 2011		63,612,629	$ 117,199	$ 1,051	$ 17,378	$ 2,045	$ (6,747)	$ -	$ 130,926
Compensation warrants exercised		1,157,405	2,492	-	1,105	(1,687)	-	-	1,910
Deferred income tax recovery of issue costs	8 (b)	-	(7)	-	-	-	-	-	(7)
Options exercised		22,000	70	(16)	-	-	-	-	54
Share based payment	8 (b)	-	-	1,255	-	-	-	-	1,255
Share issue costs (net of tax)	8 (b)	-	28	-	-	-	-	-	28
Warrants exercised		1,527,980	5,611	-	(1,026)	-	-	-	4,585
Total comprehensive income		-	-	-	-	-	7,608	32	7,640
At September 30, 2011		**66,320,014**	**$ 125,393**	**$ 2,290**	**$ 17,457**	**$ 358**	**$ 861**	**$ 32**	**$ 146,391**
At January 1, 2011		63,612,629	$ 117,199	$ 1,051	$ 17,378	$ 2,045	$ (6,747)	$ -	$ 130,926
Compensation warrants exercised		1,157,405	2,492	-	1,105	(1,687)	-	-	1,910
Options exercised		22,000	70	(17)	-	-	-	-	53
Share based payment		-	-	1,599	-	-	-	-	1,599
Share issue costs (net of tax)	8 (b)	-	21	-	-	-	-	-	21
Warrants exercised		1,547,980	5,684	-	(1,039)	-	-	-	4,645
Total comprehensive income		-	-	-	-	-	12,489	315	12,804
At December 31, 2011		**66,340,014**	**125,466**	**2,633**	**17,444**	**358**	**5,742**	**315**	**151,958**
Shares issued		15,007,500	145,607	-	7,875	-	-	-	153,482
Compensation warrants exercised		245,510	529	-	-	(358)	-	-	171
Options exercised	8 (b)	305,000	862	(182)	-	-	-	-	680
Share based payment		-	-	1,325	-	-	-	-	1,325
Share issue costs (net of tax)		-	(6,037)	-	-	-	-	-	(6,037)
Warrants exercised	8 (c)	3,830,647	14,152	-	(2,426)	-	-	-	11,726
Total comprehensive income		-	-	-	-	-	14,560	(373)	14,187
At September 30, 2012		**85,728,671**	**280,579**	**3,776**	**22,893**	**-**	**20,302**	**(58)**	**327,492**

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

31

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 32 NOTeS TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS September 30, 2012 Expressed in U.S. dollars /unaudited 1. Nature Of Operations Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007 under the name Sandstorm Resources Ltd. Effective February 17, 2011, the Company changed its name to Sandstorm Gold Ltd. Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm" or the "Company") is a resource-based company that seeks to acquire gold and other precious metal purchase agreements (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making a one-time upfront payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine. The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6. These condensed consolidated interim financial statements were authorized for issue by the board of directors of the Company on October 24, 2012. 2. Basis Of Presentation A. STATEMENT OF COMPLIANCE These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in and should be read in conjunction with the Company’s December 31, 2011 consolidated financial statements. B. BASIS OF PRESENTATION These condensed consolidated interim annual financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated. 3. Future Changes In Accounting Policies The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. These standards include the following: • IFRS 10, Consolidated Financial Statements; • IFRS 11, Joint Arrangements; • IFRS 12, Disclosure of Interests in Other Entities; • IFRS 13, Fair Value Measurement; • Amended IAS 27, Separate Financial Statements; and • Amended IAS 28, Investments in Associates and Joint Ventures. In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012. These new and revised accounting standards have not yet been adopted by Sandstorm, and the Company has not yet completed the process of assessing the impact that they will have on its financial statements, or whether to early adopt any of the new requirements.

4. *Financial Instruments*

CAPITAL RISK MANAGEMENT

The Company's objective of capital management is to ensure that it will be able to continue as a going concern and identify, evaluate, and acquire Gold Streams. The capital of the Company consists of equity. The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the Revolving Loan (note 7). The Company is in compliance with the debt covenants described in note 7.

5. *Mineral Interests and Royalties*

A. CARRYING AMOUNT

As of September 30, 2012:

	Cost			Accumulated Depletion			
In $000s	Opening	Additions	Ending	Opening	Depletion	Ending	Carrying Amount
Aurizona, Brazil	$ 19,977	$ -	$ 19,977	$ 1,328	$ 1,276	$ 2,604	$ 17,373
Bachelor Lake, Canada	20,845	-	20,845	-	308	308	20,537
Black Fox, Canada	56,524	-	56,524	2,614	4,523	7,137	49,387
Bracemac-McLeod, Canada	32	5,000	5,032	-	-	-	5,032
Coringa and Cuiú Cuiú, Brazil	-	7,874	7,874	-	-	-	7,874
Ming, Canada	20,068	-	20,068	-	3,014	3,014	17,054
Mt. Hamilton, U.S.A	-	10,048	10,048	-	-	-	10,048
Santa Elena, Mexico	13,342	-	13,342	1,473	2,186	3,659	9,683
Serra Pelada, Brazil	-	60,143	60,143				60,143
Summit, U.S.A.	4,063	-	4,063	454	286	740	3,323
Total	**$ 134,851**	**$ 83,065**	**$ 217,916**	**$ 5,869**	**$ 11,593**	**$ 17,462**	**$ 200,454**

As of and for the year ended December 31, 2011:

	Cost			Accumulated Depletion			
In $000s	Opening	Additions	Ending	Opening	Depletion	Ending	Carrying Amount
Aurizona, Brazil	$ 19,977	$ -	$ 19,977	$ 296	$ 1,032	$ 1,328	$ 18,649
Bachelor Lake, Canada	-	20,845	20,845	-	-	-	20,845
Black Fox, Canada	56,470	54	56,524	-	2,614	2,614	53,910
Bracemac-McLeod, Canada	-	32	32	-	-	-	32
Ming, Canada	7,062	13,006	20,068	-	-	-	20,068
Santa Elena, Mexico	13,342	-	13,342	42	1,431	1,473	11,869
Summit, U.S.A.	4,063	-	4,063	7	447	454	3,609
Total	**$ 100,914**	**$ 33,937**	**$ 134,851**	**$ 345**	**$ 5,524**	**$ 5,869**	**$ 128,982**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 33

B. DEPLETABLE VS. NON-DEPLETABLE BALANCES

The value allocated to reserves is classified as depletable and is depleted on a units-delivered basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

As of September 30, 2012

In $000s	Depletable	Non-depletable	Total
Aurizona	$ 14,419	$ 2,954	$ 17,373
Bachelor Lake	19,149	1,388	20,537
Black Fox	46,324	3,063	49,387
Bracemac-McLeod	5,032	-	5,032
Coringa and Cuiú Cuiú	7,874	-	7,874
Ming	17,054	-	17,054
Mt. Hamilton	10,048	-	10,048
Santa Elena	7,460	2,223	9,683
Serra Pelada	-	60,143	60,143
Summit	3,030	293	3,323
Total	**$ 130,390**	**$ 70,064**	**$ 200,454**

As of December 31, 2011

In $000s	Depletable	Non-depletable	Total
Aurizona	$ 15,695	$ 2,954	$ 18,649
Bachelor Lake	19,457	1,388	20,845
Black Fox	50,526	3,384	53,910
Bracemac-McLeod	32	-	32
Ming	13,389	6,679	20,068
Santa Elena	9,640	2,229	11,869
Summit	3,317	292	3,609
Total	**$ 112,056**	**$ 16,926**	**$ 128,982**

C. SUMMARY OF GOLD STREAMS

AURIZONA MINE > The Company has a Gold Stream to purchase 17% of the life of mine gold produced from Luna Gold Corp.'s ("Luna") open-pit Aurizona mine, located in Brazil (the "Aurizona Mine") for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold.

In September 2012, the Company agreed to contribute up to $10.0 million in capital towards the phase 1 production expansion project ("Phase 1 Expansion") at Luna's Aurizona Mine. Sandstorm's contribution towards the Phase 1 Expansion will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million. In addition, Sandstorm has committed to issue, if requested by Luna, a $20.0 million non-revolving loan facility with a three year term, which may only be used to fund the Phase 1 Expansion and associated exploration costs. In conjunction with Sandstorm's capital contribution, Luna has provided the Company with a contractual guarantee that the Aurizona Mine will complete its Phase 1 Expansion by the end of 2013.

BACHELOR LAKE MINE > The Company has a Gold Stream with Metanor Resources Inc. ("Metanor") to purchase 20% of the life of mine gold produced from Metanor's Bachelor Lake gold mine located in Quebec, Canada ("Bachelor Lake Mine") for an upfront payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the next 4.5 years.

BLACK FOX MINE > The Company has a Gold Stream to purchase 12% of the life of mine gold produced from Brigus Gold Corp.'s ("Brigus") open pit and underground Black Fox mine, located in Canada (the "Black Fox Mine") and 10% of the life of mine gold produced from Brigus' Black Fox extension, which includes a portion of Brigus' Pike River concessions for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. Brigus has the option until January 1, 2013 to repurchase 50% of the Brigus Gold Stream by making a $36.6 million payment to the Company, upon receipt of which, the percentage of gold the Company is entitled to purchase will decrease to 6% for the Black Fox Mine and 4.5% for the Black Fox extension.

BRACEMAC-MCLEOD MINE > The Company has a Gold Stream with Donner Metals Ltd. ("Donner") via a back-to-back agreement with Sandstorm Metals & Energy Ltd. ("Sandstorm Metals & Energy") to purchase 17.5% of the life of mine gold and gold equivalent of silver ("Gold Equivalent") produced from the Bracemac-McLeod Property located in Quebec, Canada which is operated by Xstrata Canada Corporation (the "Bracemac-McLeod Mine"). Donner is the owner of a 35% joint venture interest in the Bracemac-McLeod Mine.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 34

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 35 For consideration, the Company made an upfront payment of $5.0 million during the nine months ended September 30, 2012 and will continue to make ongoing per ounce payments equal to the lesser of $350 and the then prevailing market price of gold. Donner has provided a guarantee, via a back-to-back agreement with Sandstorm Metals & Energy, that the Company will receive a minimum of $5.0 million in pre-tax cash flows between 2013 and 2016 from the Bracemac-McLeod Gold Stream. Donner has the option until July 13, 2013 to repurchase 50% of the Bracemac-McLeod Gold Stream by making a $3.5 million payment to the Company, upon receipt of which, the percentage of gold and Gold Equivalent the Company is entitled to purchase will decrease to 8.75%. CORINGA AND CUIÚ CUIÚ PROJECT > On May 11, 2012 the Company acquired a 2.5% net smelter returns royalty ("NSR") from Magellan Minerals Ltd ("Magellan") on the Coringa gold project (the "Coringa Project") and a 1.0% NSR on the Cuiú Cuiú gold project (the "Cuiú Cuiú Project") both of which are located in Para state, Brazil. For consideration, Sandstorm made an upfront payment of $7.5 million and subscribed for one million shares of Magellan at a price of $0.50 per share. As part of the agreement, Magellan has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing at the Coringa Project and the Cuiú Cuiú Project. MING MINE > The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming mine, located in Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. MT. HAMILTON PROJECT > The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is held by Mt. Hamilton LLC (“MH-LLC”) which is 80% owned by Solitario Exploration & Royalty Corp. and 20% owned by Ely Gold & Minerals Inc. For consideration, the Company made an initial upfront payment of $6.0 million during the nine months ended September 30, 2012 and will make a further upfront payment of $4.0 million on January 15, 2013. Sandstorm has granted MH-LLC an option, exercisable prior to December 11, 2014, to repurchase the NSR for $12.0 million provided that MH-LLC enters into a Gold Stream with Sandstorm with an upfront deposit of no less than $30.0 million. In addition, MH-LLC has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project. SANTA ELENA MINE > The Company has a Gold Stream to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s open pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”) for a per ounce cash payment equal to the lesser of $350 and the then prevailing market price of gold. SERRA PELADA MINE > The Company has a Gold Stream agreement with Colossus Minerals Inc. (“Colossus”) to purchase an amount equal to 1.5% of the gold and 35% of the platinum produced from the Serra Pelada mine (the “Serra Pelada Mine”) located in Para, Brazil for ongoing per ounce payments equal to the lesser of $400 per ounce of gold and the then prevailing market price of gold, and the lesser of $200 per ounce of platinum and the then prevailing market price of platinum. Sandstorm made an upfront payment of $60.0 million to acquire the Gold Stream in September 2012. The Company is not required to contribute any further capital, exploration, or operating expenditures to Colossus. As part of the transaction, the Company also agreed to purchase 35% of the life of mine palladium produced from the Serra Pelada Mine (the “Palladium Stream”) in exchange for paying a $15.0 million deposit (bringing the total deposit payment made by Sandstorm during the three months ended September 30, 2012 to $75.0 million) plus ongoing payments of $100 per ounce of palladium. Concurrently, the Company entered into a similar back-to-back agreement with Sandstorm Metals & Energy whereby Sandstorm Metals & Energy purchased the Palladium Stream from Sandstorm in exchange for issuing a promissory note. The promissory note states that the $15.0 million will be repaid to Sandstorm in cash or shares, by September 19, 2013. Colossus has guaranteed certain minimum annual deliveries for the initial 10 year period, commencing in 2013 so long as the mine is in operation. Colossus has also provided a guarantee that in the event the Serra Pelada Mine shuts down for a period of 24 months and Sandstorm has not recognized cash flow equal to the initial upfront deposit, then Colossus will refund the balance to Sandstorm. In addition, Colossus has agreed to refund a pro-rata portion of the upfront deposit in the event that the Serra Pelada Mine does not achieve a completion test within 48 months of funding.

Until April 1, 2015, Colossus has the option to repurchase up to 50% of the agreement by making a $39.0 million payment to Sandstorm, upon receipt of which, the percentage of gold and platinum that Sandstorm is entitled to purchase shall decrease to 0.75% and 17.5%, respectively.

SUMMIT MINE > The Company has a Gold Stream to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter, from Santa Fe Gold Corporation's Summit mine, located in the U.S.A. (the "Summit Mine") for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold. The Company is currently in discussions with Santa Fe regarding the deferral of amounts due by Santa Fe to the Company.

6. *Investments*

		Net Additions (Disposals)		Fair Value Adjustment		
In $000s	Fair Value Jan. 1, 2012	3 Months Ended Sep. 30, 2012	9 Months Ended Sep. 30, 2012	3 Months Ended Sep. 30, 2012	9 Months Ended Sep. 30, 2012	Fair Value Sep. 30, 2012
Common shares	$ 7,923	$ (2,706)	$ (7,168)	$ 45	$ (552)	$ 203
Warrants	439	-	-	173	45	484
Convertible debt instrument	-	4,784	4,784	-	-	4,784
Total	**$ 8,362**	**$ 2,078**	**$ (2,384)**	**$ 218**	**$ (507)**	**$ 5,471**

During the three months ended September 30, 2012, the Company acquired $4.8 million of subordinated secured convertible debentures (the "Convertible Debentures") from Metanor Resources Inc. The Convertible Debentures have a 3 year term, accrue interest at a rate of 10.0% per annum, payable semi-annually, and are convertible at a price of C$0.28 per share. The Convertible Debentures are held for strategic purposes and are classified as financial assets at fair value through net income.

During the three and nine months ended September 30, 2011, the Company acquired $2.7 million of common shares and $0.17 million of warrants. The Company recognized a gain of $0.04 million and $0.03 on the common shares and warrants, respectively.

7. *Deferred Financing Costs*

On January 12, 2012, the Company entered into a $50.0 million revolving term loan (the "Revolving Loan"). The Revolving Loan has a term of three years, which is extendable by mutual consent of The Bank of Nova Scotia and the Company. The Revolving Loan can be drawn down at any time to finance acquisitions, investments or for general corporate purposes. Amounts drawn incur interest at LIBOR plus 3.00% to 4.25% per annum dependent upon the Company's leverage ratio. Undrawn amounts are subject to a standby fee of 0.75% to 1.05% per annum, dependent on the Company's leverage ratio.

Under the credit agreement, the Company is required to maintain an interest coverage ratio greater than or equal to 4.00:1, a leverage ratio less than or equal to 2.50:1, and a tangible net worth greater than the aggregate of $100.0 million and 50% of positive Net Income for each fiscal quarter after September 30, 2011. The Revolving Loan is secured against the Company's assets, including the Company's gold interests and investments. As of September 30, 2012, the Company was in compliance with these covenants.

As at September 30, 2012, the Company had not drawn down on its credit facility and therefore, the full $50.0 million remains available for future acquisitions.

Deferred financing costs are capitalized and amortized on a straight-line basis over the life of the debt instrument as presented below:

As of September 30, 2012

In $000s	Cost	Additions	Accumulated Amortization	Carrying Amount
Debt issuance costs	$ 893	$ 9	$ 215	$ 687

The company did not have any deferred financing costs as at December 31, 2011.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 36

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 37 8. Share Capital and Reserves A. SHARES ISSUED The Company is authorized to issue an unlimited number of common shares without par value. On September 7, 2012, the Company completed a public offering of 15,007,500 units at a price of C$10.00 per unit, for gross proceeds of C$150.1 million ($153.5 million). Each unit was comprised of one common share of the Company and one-third of one warrant. In connection with the offering, the Company paid agent fees of C$7.5 million ($7.7 million), representing 5% of the gross proceeds. The amount attributable to common shares was $145.6 million, with the remainder allocated to the warrants. During the nine months ended September 30, 2012, the Company completed its five-for-one consolidation (the “Consolidation”) of the Company's common shares. The 349,658,858 common shares issued and outstanding prior to the Consolidation were consolidated to 69,931,771 common shares. The Company's outstanding stock options were adjusted on the same basis with proportionate adjustments being made to the stock option exercise prices. The Company's listed warrants were not consolidated. Following the Consolidation, each five (5) listed warrants of SSL.WT (expiring on April 23, 2014) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of US$3.00. Each five (5) listed warrants of SSL.WT.A (expiring on October 19, 2015) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of US$5.00. All comparative period information has been adjusted to reflect the Consolidation. B. STOCK OPTIONS The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the board of directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan provides for the issuance of up to 10% of the Company’s issued common shares as at the date of the grant. A summary of the Company’s options and the changes for the period are as follows: Number of Options Weighted Average Exercise Price (C$) Options outstanding at December 31, 2010 2,664,000 2.85 Granted 1,238,000 6.30 Exercised (22,000) 2.35 Forfeited (10,000) 3.40 Options outstanding at December 31, 2011 3,870,000 3.95 Exercised (305,000) 2.20 Options outstanding at September 30, 2012 3,565,000 4.11

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 38 A summary of the Company’s options as of September 30, 2012 are as follows: Number outstanding Exercisable Price per Share (C$) Expiry Date 605,000 605,000 $2.25 June 16, 2014 140,000 140,000 $2.20 July 6, 2014 200,000 200,000 $2.18 July 28, 2014 20,000 20,000 $3.35 May 19, 2015 1,362,000 1,362,000 $3.40 November 26, 2015 91,000 30,335 $6.30 August 25, 2016 1,147,000 - $6.35 November 25, 2016 3,565,000 2,357,335 The weighted-average share price at date of exercise for the three and nine months ended September 30, 2012 was C$9.10 and C$9.11, respectively (C$5.36 – three and nine months ended September 30, 2011) A summary of share-based payment recognized is as follows: In $000s 3 Months Ended September 30, 2012 3 Months Ended September 30, 2011 9 Months Ended September 30, 2012 9 Months Ended September 30, 2011 Employees $ 395 $ 235 $ 1,325 $ 1,109 Non-employees - - - 146 $ 395 $ 235 $ 1,325 $ 1,255 c. SHARE PURCHASE WARRANTS A summary of the Company’s warrants and the changes for the period are as follows: Number of Warrants on a Pre-Consolidated Basis Shares to be Issued Upon Exercise of the Warrants Warrants outstanding at January 1, 2011 119,036,211 23,807,242 Issued upon exercise of Compensation Warrants 2,893,511 578,702 Exercised (7,739,900) (1,547,980) Warrants outstanding at December 31, 2011 114,189,822 22,837,964 Issued 5,002,500 5,002,500 Exercised (18,539,462) (3,707,892) Warrants outstanding at September 30, 2012 100,652,860 24,132,572 A summary of the Company’s warrants as of September 30, 2012 are as follows: Number of Warrants on a Pre-consolidated Basis Pre-Consolidated Exercise Price Per Warrant Number of Warrants on a Post-Consolidated Basis Post-Consolidated Exercise Price Per Warrant Shares to be Issued Upon Exercise of the Warrants Adjusted Exercise Price Per Share Expiry Date SSL.WT 75,962,672 $0.60 - - 15,192,534 $3.00 April 23, 2014 SSL.WT.A 19,687,688 $1.00 - - 3,937,538 $5.00 October 19, 2015 SSL.WT.A - - 5,002,500 $14.00 5,002,500 14.00 September 7, 2017 95,650,360 5,002,500 24,132,572

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 39 D. COMPENSATION WARRANTS Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and each five full share purchase warrants issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at an adjusted exercise price of $3.00 until April 23, 2014. The remaining 1,227,500 Compensation Warrants were exercised in the nine months ended September 30, 2012. e. RESTRICTED SHARE PLAN On April 4, 2011, the Company adopted a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the board of directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan provides for the issuance of up to 800,000 restricted share rights outstanding at a given time. As of September 30, 2012 and December 31, 2011, no restricted share rights had been granted by the Company under the Restricted Share Plan. F. DILUTED EARNINGS PER SHARE Diluted earnings per share is calculated based on the following: In $000s 3 Months Ended Sep. 30, 2012 3 Months Ended Sep. 30, 2011 9 Months Ended Sep. 30, 2012 9 Months Ended Sep. 30, 2011 Net income $ 4,861 $ 4,391 $ 14,560 $ 7,608 Basic weighted average number of shares 74,795,092 328,179,584 71,579,331 322,003,351 Effect of dilutive securities » Compensation warrants - shares - 2,480,017 72,046 3,897,980 » Compensation warrants - warrants - 326,228 48,280 251,524 » Stock options 2,069,149 7,689,624 2,124,507 6,254,475 » Warrants 12,625,920 59,538,450 11,641,502 46,495,828 Diluted weighted average number of common shares 89,490,161 398,213,903 85,465,666 378,903,158 The following lists the stock options and share purchase warrants excluded from the computation of diluted weighted average number of common shares as they were anti-dilutive: 3 Months Ended Sep. 30, 2012 3 Months Ended Sep. 30, 2011 9 Months Ended Sep. 30, 2012 9 Months Ended Sep. 30, 2011 Stock Options - 455,000 - - Warrants 573,974 - 257,759 -

9. *Income Taxes*

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes. These differences result from the following items:

In $000s	3 Months Ended Sep. 30, 2012	3 Months Ended Sep. 30, 2011	9 Months Ended Sep. 30, 2012	9 Months Ended Sep. 30, 2011
Income before income taxes	$ 4,908	$ 4,768	$ 16,568	$ 8,371
Canadian federal and provincial income tax rates	25.0%	26.5%	25.0%	26.5%
Income tax expense based on the above rates	1,227	1,264	4,142	2,218
Increase (decrease) due to:				
» Permanent differences	-	58	-	314
» Non-deductible expenses	100	-	336	-
» Difference between statutory and foreign tax rates	(1,295)	(974)	(3,202)	(1,937)
» Other	15	29	732	168
Deferred tax expense	$ 47	$ 377	$ 2,008	$ 763

The Company has deductible temporary differences, unused tax losses, and unused tax credits expiring as follows:

In $000s	Location	Amount	Expiration
Non-capital loss carry-forwards	Canada	$ 12,445	2029–2032
Non-capital loss carry-forwards	Barbados	$ 181	2018–2021

10. *Administration Expenses*

The administration expenses for the Company are as follows:

In $000s	3 Months Ended Sep. 30, 2012	3 Months Ended Sep. 30, 2011	9 Months Ended Sep. 30, 2012	9 Months Ended Sep. 30, 2011
Corporate administration	$ 330	$ 164	$ 964	$ 502
Employee benefits and salaries	371	231	1,047	579
Professional fees	253	120	560	300
	$ 954	$ 515	$ 2,571	$ 1,381
Equity settled stock based compensation (a non-cash expense)	395	235	1,325	1,255
Total administration expenses	**$ 1,349**	**$ 750**	**$ 3,896**	**$ 2,636**

11. *Supplemental Cash Flow Information*

In $000s	3 Months Ended Sep. 30, 2012	3 Months Ended Sep. 30, 2011	9 Months Ended Sep. 30, 2012	9 Months Ended Sep. 30, 2011
Change in non-cash working capital				
» Trade and other receivables	$ (79)	$ 1,482	$ (100)	$ (164)
» Inventory	227	-	-	-
» Trade and other payables	170	41	(21)	(448)
Net increase (decrease) in cash	**$ 318**	**$ 1,523**	**$ (121)**	**$ (612)**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 40

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 41 12. Contractual Obligations GOLD STREAMS In connection with its Gold Streams, the Company has committed to purchase the following: Gold Stream % of life of mine gold Per ounce cash payment: lesser of amount below and the then prevailing market price of gold Inflationary adjustment to per ounce cash payment Aurizona 17% $400 1% annual inflationary adjustment beginning on February 9, 2014 Bachelor Lake 20% $500 None Black Fox 12% $500 An inflationary adjustment beginning in 2013, not to exceed 2% per annum Bracemac-McLeod 17.5% $350 None Ming 25% of the first 175,000 ounces of gold produced, and 12% thereafter $nil N/A Santa Elena 20% $350 1% annual inflationary adjustment beginning July 13, 2014 Serra Pelada (Gold) 1.5% $400 1% annual inflationary adjustment beginning on September 19, 2015 Serra Pelada (Platinum) 35% $200 1% annual inflationary adjustment beginning on September 19, 2015 Summit 50% of the first 10,000 ounces of gold produced, and 22% thereafter $400 1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production In connection with the Mt. Hamilton royalty, the Company has committed an upfront payment of $4.0 million on January 15, 2013. The Company agreed to contribute up to $10.0 million in capital towards the Phase 1 Expansion at Luna's Aurizona Mine. Sandstorm’s contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million. In addition, Sandstorm has committed to issue, if requested by Luna, a $20.0 million non-revolving loan facility (the "Luna Credit Facility") with a three year term, which may only be used to fund the Phase 1 Expansion and associated exploration costs. If issued, the Luna Credit Facility will bear interest at a rate of 12% per annum and undrawn amounts will be subject to a standby fee of 1.2%.

13. Segmented Information

The Company's reportable segments are summarized in the tables below:

For the three months ended September 30, 2012

In $000s	Sales	Cost of sales (excluding depletion)	Depletion	Net income (loss)	Cash from (used in) operations
Aurizona	$ 6,459	$ 1,555	$ 572	$ 4,332	$ 4,904
Bachelor Lake	867	256	268	343	643
Black Fox	4,401	1,336	1,864	1,201	3,261
Bracemac-McLeod	-	-	-	-	-
Coringa and Cuiú Cuiú	-	-	-	-	-
Ming	695	-	248	447	695
Mt. Hamilton	-	-	-	-	-
Santa Elena	2,680	554	656	1,470	2,126
Serra Pelada	-	-	-	-	-
Summit	-	-	-	-	-
Corporate	-	-	-	(2,932)	(1,031)
Consolidated	**$ 15,102**	**$ 3,701**	**$ 3,608**	**$ 4,861**	**$ 10,598**

For the three months ended September 30, 2011

In $000s	Sales	Cost of sales (excluding depletion)	Depletion	Other income	Net income (loss)	Cash from operations
Aurizona	$ 3,881	$ 894	$ 328	$ -	$ 2,659	$ 2,987
Bachelor Lake	-	-	-	-	-	-
Black Fox	3,489	1,021	875	-	1,593	2,274
Bracemac-McLeod	-	-	-	-	-	-
Ming	-	-	-	-	-	-
Santa Elena	1,612	328	288	-	996	1,544
Summit	610	139	393	327	405	843
Corporate	-	-	-	-	(1,262)	910
Consolidated	**$ 9,592**	**$ 2,382**	**$ 1,884**	**$ 327**	**$ 4,391**	**$ 8,558**

For the nine months ended September 30, 2012

In $000s	Sales	Cost of sales (excluding depletion)	Depletion	Net income (loss)	Cash from (used in) operations
Aurizona	$ 14,315	$ 3,473	$ 1,276	$ 9,566	$ 10,582
Bachelor Lake	989	294	308	387	695
Black Fox	10,694	3,240	4,523	2,931	7,454
Bracemac-McLeod	-	-	-	-	-
Coringa and Cuiú Cuiú	-	-	-	-	-
Ming	8,230	-	3,014	5,216	8,230
Mt. Hamilton	-	-	-	-	-
Santa Elena	8,885	1,847	2,186	4,852	7,038
Summit	407	102	286	19	305
Corporate	-	-	-	(8,411)	(3,180)
Consolidated	**$ 43,520**	**$ 8,956**	**$ 11,593**	**$ 14,560**	**$ 31,124**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 42

For the nine months ended September 30, 2011

In $000s	Sales	Cost of sales (excluding depletion)	Depletion	Other Income	Net income (loss)	Cash from operations
Aurizona	$ 7,321	$ 1,856	$ 682	$ -	$ 4,783	$ 5,466
Bachelor Lake	-	-	-	-	-	-
Black Fox	6,977	2,202	1,886	-	2,889	4,581
Bracemac-McLeod	-	-	-	-	-	-
Ming	-	-	-	-	-	-
Santa Elena	3,562	792	654	-	2,115	3,029
Summit	982	239	447	1,102	1,398	1,889
Corporate	-	-	-	-	(3,577)	(2,147)
Consolidated	**$ 18,842**	**$ 5,089**	**$ 3,669**	**$ 1,102**	**$ 7,608**	**$ 12,818**

Total assets as of:

In $000s	September 30, 2012	December 31, 2011
Aurizona	$ 17,373	$ 18,649
Bachelor Lake	20,532	20,844
Black Fox	49,388	53,911
Bracemac-McLeod	5,032	32
Coringa and Cuiú Cuiú	7,874	-
Ming	17,054	20,068
Mt. Hamilton	10,048	-
Santa Elena	9,683	11,869
Serra Pelada	60,143	11,869
Summit	3,323	3,609
Corporate	131,986	23,810
Consolidated	**$ 332,436**	**$ 152,792**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 43